

May 1, 2020

Charles Eidson
Executive Vice President and Chief Financial Officer
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620

> **Re: Contura Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 18, 2020**
> **File No. 001-38735**

Dear Mr. Eidson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 1. Business, page 7

1. You disclose that you have several customers with revenues that comprised 10% or more of total revenues in 2019, 2018, and 2017 in footnote 24. Please disclose the name of any customer with revenues that were 10 percent or more of your consolidated revenues and whether the loss of such customer would have a material adverse effect on the business taken as a whole. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 66

2. We note your presentation of the non-GAAP measure coal margin per ton. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measure of coal margin per ton. If you do not believe coal margin per ton that

includes depreciation, depletion, and amortization is the most directly comparable GAAP measure, please tell us why in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus Rodriguez at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation